EARTHGRID PBC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Earthgrid PBC
Richmond, California

Opinion

We have audited the financial statements of Earthgrid PBC which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Earthgrid PBC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Earthgrid PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Earthgrid PBC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Earthgrid PBC's control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Earthgrid PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 25, 2023
Los Angeles, California

EARTHGRID PBC
BALANCE SHEETS

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	397,096	$	14,111
Accounts receivable		-		4,725
Prepaid expenses and other current assets		133,215		-
Due from related parties		363,315		104,261
Total current assets		**893,626**		**123,097**
Property and equipment, net		967,889		61,111
Total assets	$	**1,861,515**	$	**184,208**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	53,526	$	39,836
Due to related parties		74,309		225,143
Total current liabilities		**127,836**		**264,979**
SAFE liability		5,625,730		-
Total liabilities		**5,753,566**		**264,979**
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock		770		225
Common stock		600		75
Additional paid-in capital		3,053,647		300,951
Accumulated deficit		(6,947,067)		(382,022)
Total stockholders' equity (deficit)		**(3,892,050)**		**(80,771)**
Total liabilities and stockholders' equity (deficit)	$	**1,861,516**	$	**184,208**

See accompanying notes to financial statements.

EARTHGRID PBC
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	1,711	$	31,139
Cost of goods sold		-		-
Gross profit		1,711		31,139
Operating expenses				
General and administrative		3,614,093		304,743
Research and development		2,845,303		-
Sales and marketing		100,961		-
Total operating expenses		6,560,357		304,743
Provision/(Benefit) for income taxes		-		-
Net loss	$	**(6,558,646)**	$	**(273,604)**

See accompanying notes to financial statements.

EARTHGRID PBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Years Ended December 31, 2022 and 2021
(USD $ in Dollars)

(in , $US)	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance—December 31, 2020	2,250,000 $	225	750,000 $	75 $	166,155 $	(108,418) $	58,038
Contributions	-	-	-	-	134,796	-	134,796
Net loss	-	-	-	-	-	(273,604)	(273,604)
Balance—December 31, 2021	2,250,000	225	750,000	75	300,951	(382,022)	(80,771)
Contributions	-	-	-	-	669,773	-	669,773
Issuance of preferred stock	5,450,000	545	-	-	1,924,455	-	1,925,000
Issuance of common stock	-	-	5,250,000	525	(525)	-	-
Stock-based compensation	-	-	-	-	158,994	-	158,994
Net loss	-	-	-	-	-	(6,565,045)	(6,565,045)
Balance—December 31, 2022	7,700,000 $	770	6,000,000 $	600 $	3,053,647 $	(6,947,067) $	(3,892,050)

See accompanying notes to financial statements.

EARTHGRID PBC
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (6,558,646)	$ (273,604)
Adjustments to reconcile net loss to net cash provided used in operating activities:		
Issuance of preferred stock	1,925,000	-
Stock-based compensation	158,994	-
Depreciation	81,941	-
Changes in operating assets and liabilities:		
Accounts receivable	4,725	(4,725)
Prepaid expenses and other current assets	(133,215)	-
Accounts payable	7,290	39,836
Net cash used in operating activities	**(4,513,911)**	**(238,493)**
CASH FLOW FROM INVESTING ACTIVITIES		
Due from related parties	(259,054)	(104,261)
Purchase of property and equipment	(988,719)	(5,111)
Net cash used in investing activities	**(1,247,773)**	**(109,372)**
CASH FLOW FROM FINANCING ACTIVITIES		
Due to related parties	(150,833)	225,143
Proceeds from SAFEs	5,625,730	-
Contributions	669,773	134,796
Net cash provided by financing activities	**6,144,669**	**359,938**
Change in cash	382,986	12,073
Cash—beginning of year	14,111	2,038
Cash—end of year	**$ 397,096**	**$ 14,111**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Earthgrid PBC (the "Company") was formed as Red Gopher Cooperative on September 23, 2016, in the state of Delaware. The Company changed its name to Earthgrid PBC on June 29, 2020. The Company is a public benefit corporation.

EarthGrid has invented a plasma tunnel boring robots that are solar powered, use no water, have zero emissions, and can bore tunnels 100x faster at 1/10th the cost of conventional techniques. They are building a network of large, underground utility tunnels that improve infrastructure and rapidly accelerate the transition to 100% clean energy by enabling underground clean energy power lines, high-speed data, water, and wastewater, H2 pipelines, e-commerce parcel transportation via pneumatic tubes, etc. They have a BOOM (Build, Own, Operate and Manage) model, and intend to lease space to investment-grade utilities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $149,096.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. All of the Company's property and equipment are depreciated over a useful life of five years.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company has earned initial revenue from consulting services and use of its utilities. The revenue is recognized at the point in time the services are complete.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Research and Development

Research and development include costs to develop the Company's products and services, including personnel expenses, equipment rental, design and modeling costs, as well as related patent expenses. Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We have adopted this ASU on January 1, 2022 and it did not have any effect on our financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022 and 2021, property and equipment consist of:

December 31,	2022	2021
Computer equipment	$ 55,624	$ 5,111
Equipment	871,528	-
Furniture	7,159	-
Leasehold improvements	115,519	-
Plastma heating system	-	56,000
Property and Equipment	**1,049,830**	**61,111**
Accumulated Depreciation	(81,941)	-
Property and Equipment, net	**$ 967,889**	**$ 61,111**

Depreciation and amortization expense for the years ended December 31, 2022 and 2021 were in the amount of $81,941 and $0, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 25,000,000 shares of Common stock and 7,700,000 shares of Preferred stock.

As of December 31, 2022, the Company had 6,000,000 shares of Common Stock issued and outstanding, and 7,700,000 shares of Preferred Stock were issued and outstanding.

During the year ended December 31, 2022, the Company issued 5,450,000 shares of Preferred Stock to the founder for a fair value of $1,925,000, which is included in general and administrative expenses in the statements of operations.

During the year ended December 31, 2022, the Company issued 5,250,000 shares of Common Stock for nominal value.

5. STOCK-BASED COMPENSATION

The Company's Board of Directors has granted incentive stock options to key employees, contractors, and advisors. The options have exercise prices of $0.49 per share. Options generally vest over a requisite service period of thirty-six months and expire ten years after issuance.

As of December 31, 2022, the Company had 3,000,000 authorized shares under the Equity Incentive Plan. Total granted equity plans were 1,550,750 and shares available for issuance were 1,449,250.

Total shares vested in 2022 were 794,967. The fair value of the options granted during the years ended December 31, 2022 were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 45%, an estimated risk-free rate of return of 3.9% and estimated term of 4 years. During the year 2022, total stock compensation cost was recorded at $158,994.

6.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022, the Company provided advances to related parties (entities controlled by management and the founding shareholder) of $259,054. As of December 31, 2022, there was $363,615 in amounts outstanding.

During the year ended December 31, 2022, the Company made repayments in advances from related parties (entities controlled by management and the founding shareholder) of $150,833. As of December 31, 2022, $74,309 remained outstanding.

All loans are unsecured, non-interest bearing and due on demand.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,957,100)	$ (81,644)
Valuation Allowance	1,957,100	81,644
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 and 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (2,073,005)	$ (113,995)
Valuation Allowance	2,073,005	113,995
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had cumulative net operating loss ("NOL") carryforwards of approximately $6,558,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 25, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company has raised approximately $1,695,000 in additional SAFE investments.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $6,558,646, an operating cash flow loss of $4,513,911, and liquid assets in cash of $397,096, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.